FORM 5
         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

     ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.Name and Address of Reporting Person
Goldberg, Abraham
2205 E. Long Ct.
Littleton, CO 80121

2.Issuer Name and Ticker or Trading Symbol
First Entertainment Holding Corp. FTET

3.IRS or Social Security Number of Reporting Person (Voluntary)

4.Statement for Month/Year
12/99

5.If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer
   x Director    10% Owner
     Officer      Other (specify below)

7.Individual or Joint/Group Filing
X Form filed by One Reporting Person
  Form filed by More Than One Reporting Person

Table I- Non-Derivative Securities Acquired, Disposed Of, or
Beneficially Owned

1.Title of Security


2.Transaction Date (Month/Date/Year)

3.Transaction Code
Code

4.Securities Acquired(A) or Disposed of (D)
Amount     (A) or (D)     Price

5. Amount of Securities Beneficially Owned at End of Month


6. Ownership Form: Direct (D) or Indirect (I)


7. Nature of Indirect Beneficial Ownership


Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. pots, calls, warrants options, convertible securities)

1.Title of Derivative Security
First Entertainment Holding Corp. Options
First Entertainment Performance Options
First Entertainment Performance Options

2.Conversion or Exercise Price of Derivative Security
$.21
$.21
$.21

3.Transaction Date (Month/Date/Year)
3/11/99
3/11/99
3/11/99

4.Transaction Code
J
J
J

5.Number of Derivative Securities Acquired (A) or Disposed of (D)
(A)      500,000
(A)      250,000
(A)      250,000

6.Date of Exercisable and Expiration Date (Month/Date/Year)
Date Exercisable            Expiration Date
   3/11/99                      3/11/02
   8/29/99                      8/29/02
   8/23/99                      8/23/02

7.Title and Amount of Underlying Securities
     Title              Amount of Number of Shares
   Common Stock         400,000
   Common Stock         250,000
   Common Stock         250,000

8.Price of Derivative Securities Beneficially Owned at End of Month
0
0
0

9.Number of Derivative Security Direct(D) or Indirect(I)
400,000
250,000
250,000

10. Ownership Form of Derivative Security Direct(D)or Indirect(I)
(D)
(D)
(D)

11.Nature of Indirect Beneficial Ownership

Explanation of Responses:

4.)Options were granted to reporting person by First Entertainment Board of Directors pursuant to resolutions.
6.)With respect to performance options, the exercise date is the date on which the condition precedent to the vesting of the options occurred. 9.)Reporting person owned 900,000 options in the aggregate at the end of 1999.

/s/ A.B. Goldberg               2/11/00
-----------------              ---------
Signature of Reporting Person    Date